

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2013

<u>Via E-mail</u>
Thomas J. Campbell
c/o D.C. Capital Partners, L.L.C.
11 Canal Center Plaza, Suite 350
Alexandria, VA 22314

> **Re: Michael Baker Corporation**
> **Schedule TO-T filed by CDL Acquisition Co, Inc. and**
> **Integrated Mission Solutions, LLC**
> **Filed September 9, 2013**
> **File No. 005-31270**

Dear Mr. Campbell:

We have limited our review of your filing to the issues addressed in the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO</u>

1.   We note that only CDL Acquisition and Integrated Mission Solutions filed and signed this Schedule TO. Please tell us how you determined that Thomas Campbell and D.C. Capital Partners are not bidders in this tender offer. See Rule 14d-1(g)(2) and Section II.D.2 of our Current Issues Outline, available at http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm

<u>Offer to Purchase</u>

<u>Acceptance for Payment and Payment, page 4</u>

2.   In the last paragraph on page 4, the disclosure indicates that the bidder reserves the right to transfer or assign the right to purchase shares pursuant to the offer. Please confirm your understanding that any entity to which the bidder assigns the right to purchase

shares in the offer must be included as a bidder in the offer. Including additional bidders may require the bidder to disseminate additional offer materials and to extend the term of the offer.

Determination of Validity, page 7

3.   We note the disclosure that indicates your determinations are final and binding. Revise to state that holders may challenge your determinations in a court of competent jurisdiction. Please also make corresponding revisions elsewhere in your document.

Source and Amount of Funds, page 14

Debt Commitment, page 15

4.   Please revise to include a summary of the material terms of each loan agreement of arrangement. Refer to Item 1007(d)(1) of Regulation M-A.

5.   We note that a substantial portion of the financing to purchase shares in the offer will be pursuant to a Notes Offering or a Bridge Loan Facility. Please revise to clarify whether the Notes Offering is the primary or alternative source of financing. If the Notes Offering is the primary source of financing, then it would appear that the offer is not financed. Generally, when an offer is not financed, or when a bidder's ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. In addition, if the Notes Offering is the primary source of financing, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

The Merger Agreement, page 20

6.   We note the statements that the disclosure provided is "not intended to modify or supplement any factual disclosures" and is "not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Baker or IMS." Please revise as appropriate to remove the implication that the referenced Merger Agreement and summary do not constitute public disclosure.

The Offer, page 21

7.   You disclose in the penultimate paragraph that you will pay for securities tendered "as promptly as practicable" after expiration of the offer. Rule 14e-1(c) requires that you pay for securities tendered "promptly" after expiration. Please revise.

Conditions of the Offer, page 36

8.   Please refer to the paragraph following the bullet points on page 37 where you state, "Our failure at any time to exercise any of the foregoing rights shall not be not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time." This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Peggy Kim, Special Counsel, at (202) 551-3411 or me at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Adviser
Office of Mergers & Acquisitions

cc (by e-mail):   Kevin J. Lavin, Esq.
                       J. Matthew Owens, Esq.